UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached is an English translation of the summary of the letter dated March 21, 2012 filed with the Superintendencia del Mercado de Valores – SMV, by virtue of which the registrant reported a summary of the resolutions adopted in the shareholders’ meeting held on March 20, 2012.

Lima, March 21, 2012

SUPERINTENDECIA DEL MERCADO DE VALORES

MATERIAL EVENT: Shareholders’ Meeting Resolutions

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, Cementos Pacasmayo S.A.A. (the “Company”) notifies the following:

The Annual Shareholder’s meeting held on March 20, 2012 at 10:00 am (Peruvian time), approved:

1)	by majority vote :

-	the Annual Report;

-	Audited Consolidated Financial Statements and External Auditor’s Report for the fiscal year ended December 31, 2011;

-	approval of the Financial Statements prepared under International Financial Reporting Standards
(IFRS); and

2)	unanimously the following:

-	designation of Medina, Zaldívar, Paredes y Asociados, members of Ernst & Young, as the external auditors of the Company for fiscal year 2012;

-	ratification of the distribution of dividends during fiscal year 2011;

-	application of fiscal year 2011 profits and delegation to the Board of Directors of the authority to decide the distribution of dividends on account of fiscal year 2012 earnings;

The Annual Shareholder’s meeting appreciated the report of the results of the Company’s ADR Program.

                                                   Sincerely,

                                                            CEMENTOS PACASMAYO S.A.A.

                                                                      By: /s/ Carlos Molinelli Mateo

                                                                           Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

		By:	/s/ Carlos Jose Molinelli Mateo
		Name:	Carlos Jose Molinelli Mateo
		Title:	Stock Market Representative

Date:	March 22, 2012